EXHIBIT 99.12

Disclosure of Transactions in Own Shares

Paris, December 27, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 20 to December 24, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20.12.2021	591,971	42.9572	25,429,432.03	XPAR
20.12.2021	125,409	42.9690	5,388,703.58	CEUX
20.12.2021	-	-	-	TQEX
20.12.2021	29,741	43.0443	1,280,181.36	AQEU
21.12.2021	603,280	44.0235	26,558,494.67	XPAR
21.12.2021	101,000	43.9752	4,441,495.30	CEUX
21.12.2021	-	-	-	TQEX
21.12.2021	-	-	-	AQEU
22.12.2021	415,195	44.4296	18,446,964.38	XPAR
22.12.2021	-	-	-	CEUX
22.12.2021	-	-	-	TQEX
22.12.2021	-	-	-	AQEU
23.12.2021	516,271	45.0885	23,277,896.86	XPAR
23.12.2021	126,476	45.0826	5,701,864.01	CEUX
23.12.2021	27,000	45.0615	1,216,660.20	TQEX
23.12.2021	40,000	45.0893	1,803,570.72	AQEU
24.12.2021	127,054	45.1065	5,730,964.55	XPAR
24.12.2021	36,184	45.1087	1,632,213.45	CEUX
24.12.2021	7,258	45.0958	327,305.08	TQEX
24.12.2021	13,686	45.1064	617,325.99	AQEU
Total	2,760,525	44.1413	121,853,072.18

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com